FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2004
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  NA

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	A notice of the Resolutions of the 2004 Annual General Meeting of Shareholders, filed with the Financial Supervisory Commission of Korea and KOSDAQ on March 26, 2004.

2.	Press release entitled, “Webzen Announces Plans to Review Share Repurchase,” March 26, 2004.

Item 1

[English Translation]
March 26, 2004

WEBZEN INC.

RESOLUTIONS OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

We hereby announce that the 4th Annual General Meeting of Shareholders of Webzen Inc. ( “the Company ”) for the fiscal year ended December 31, 2003 was convened at 10:00am on March 26, 2004, and the shareholders approved the four agenda items. Details of the resolutions of the 4th Annual General Meeting of Shareholders are as follows:

1. Approval of Financial Statements for the Fiscal Year 2003

(Units: KRW millions)

Total assets	206,801
Total liabilities	15,249
Paid-in-capital	2,185
Total shareholders' equity	191,552
Total revenues	56,975
Recurring profit	39,834
Net income	33,498
Earnings per share (KRW)	10,583

Opinion of external auditor: As per audit report

2. Dividends

- Dividend payment per share: None
- Total dividend amount: None

3. Directors

- Appointment of Outside Directors
            Moon Kyu Kim
            Sang Woo Park
            Yong Ku Kim

- Status of Outside Directors
            Total number of registered directors: 7

            Total number of outside directors: 3
            Ratio of outside directors to total directors: 42.9%

- Auditor: None

- Audit committee consists of 3 outside directors.

4. Other Resolutions

- Item 1. Approval of Balance Sheet, Income Statement, and Statement of Appropriation of Retained Earnings for the Fiscal Year 2003
➢Approved as proposed

- Item 2. Amendment to Articles of Incorporation
➢ Approved as proposed

- Item 3. Appointment of Outside Directors
➢ Approved as proposed

- Item 4. Approval of the ceiling amount of remuneration for directors
➢ Adjusted and approved (KRW 1.8 billion)

5. Date of Annual General Meeting of Shareholders: March 26, 2004

Item 2

PRESS RELEASE (For Immediate Release)

Webzen Announces Plans to Review Share Repurchase

Seoul, Korea (March 26, 2004) – Webzen Inc. announced today that the management is actively reviewing a share repurchase plan in the interest of stabilizing the share price and enhancing shareholders' value.

The exact terms of the share repurchase plan will be decided through a Board of Directors Meeting to be held on March 29, 2004.

Contacts:

Webzen Inc.
Daelim Acrotel Building, 6th Floor
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
Investor Relations
Grace Lee (822) 3498-6813

Private Securities Litigation Reform Act Safe Harbor Statement Except for the historical and present factual information contained herein, the matters set forth in this press release, including statements as to the expected benefits of a potential share repurchase, and other statements identified by words such as "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the anticipated benefits from the investment cannot be fully realized, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of Webzen Inc.'s reports filed with t he SEC. Webzen Inc. disclaims any responsibility to update these forward-looking statements.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date: March 26, 2004	By:	/s/ Won Seon Kim

		Name:	Won Seon Kim
		Title:	Chief Financial Officer